UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              ROWAN COMPANIES, INC.
                       ----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.125 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    779382100
                          ----------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.



                         Continued on following page(s)
                               Page 1 of 18 Pages
                             Exhibit Index: Page 15




--------
*       Initial filing with respect to Soros Fund Management LLC and Mr. Stanley
        F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 779382100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          6,094,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           6,094,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,094,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             7.12%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 779382100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros  (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          690,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          6,094,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           690,000
    With
                      10     Shared Dispositive Power
                                    6,094,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,784,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             7.93%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 779382100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          1,012,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          6,094,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,012,000
    With
                      10     Shared Dispositive Power
                                    6,094,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,106,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]


13      Percent of Class Represented By Amount in Row (11)

                             8.31%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 779382100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Duquesne Capital Management, L.L.C.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Pennsylvania

                      7      Sole Voting Power
 Number of                          1,012,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,012,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,012,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             1.18%

14      Type of Reporting Person*

               OO; IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 18 Pages

               This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $0.125 par value per share (the "Shares"), of Rowan Companies, Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on
Schedule 13D dated May 29, 1996 and all amendments thereto (collectively, the "Initial Statement") filed by one of the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report the transfer of the investment advisory contract between Soros Fund Management ("SFM") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), whose principal operating subsidiary is Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), pursuant to which SFM was granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. The investment advisory contract has been transferred from SFM to Soros Fund Management LLC ("SFM LLC"), a newly formed Delaware limited liability company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed by SFM LLC, Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller") and Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC," and together with SFM LLC, Mr. Soros and Mr. Druckenmiller, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quantum Partners, Mr. Soros, Lupa Family Partners, a New York limited partnership ("Lupa"), and the Duquesne LLC Clients (as defined herein).

               Effective as of January 1, 1997, SFM, a sole proprietorship of which Mr. Soros is the sole proprietor, transferred its investment advisory contract with Quantum Fund to SFM LLC as part of a restructuring of the business of SFM, which will now be conducted through SFM LLC. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund and Quantum Partners. Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                                                              Page 7 of 18 Pages

               Lupa is primarily engaged in securities investment. In his capacity as one of two general partners, Mr. Soros exercises voting and dispositive power with respect to securities held for the account of Lupa. The other general partner of Lupa is Mr. Paul Soros, Mr. Soros' brother, who does not normally exercise voting or dispositive power over the investments held by Lupa. Paul Soros is a United States citizen who is the founder and former president of Soros Associates, an international engineering firm. Paul Soros has his principal office at 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm. Duquesne LLC has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such securities. Mr. Soros, by reason of his position as the general partner of Lupa who exercises voting and dispositive power over the securities held for the account of Lupa, may be deemed the beneficial owner of securities, including the Shares, held for the account of Lupa.

               Pursuant to regulations promulgated under Section 13(d) of the Act, Mr. Druckenmiller, by virtue of his interest in, and position as sole managing member of, Duquesne LLC, may be deemed a beneficial owner of securities, including the Shares, held for the account of Duquesne LLC as a result of the contractual authority of Duquesne LLC to exercise voting and dispositive power with respect to such securities.

               During the past five years, none of the Reporting Persons, Quantum Partners, Lupa and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Duquesne LLC expended approximately $2,600,822 of its working capital to purchase the Shares reported herein as being acquired within the last 60 days

               The securities held for the accounts of Quantum Partners, other SFM Clients, Lupa and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Quantum Partners, Mr. Soros, the Duquesne LLC

                                                              Page 8 of 18 Pages

Clients and/or Lupa were acquired or disposed of for investment purposes. Neither Quantum Partners, Lupa, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               Mr. Soros, Mr. Druckenmiller and SFM LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the SFM Clients, market conditions or other factors.

               Mr. Soros reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Lupa, market conditions or other factors.

               Mr. Druckenmiller and Duquesne LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Duquesne LLC Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) The aggregate number of Shares of which SFM LLC may be deemed the beneficial owner is 6,094,000 (approximately 7.12% of the total number of Shares outstanding), which are held for the account of Quantum Partners.

                    (ii) The aggregate number of Shares of which Mr. Soros may be deemed the beneficial owner is 6,784,000 (approximately 7.93% of the total number of Shares outstanding). This number consists of (A) 345,000 Shares held directly for the account of Mr. Soros, (B) 345,000 Shares held for the account of Lupa and (C) 6,094,000 Shares held for the account of Quantum Partners.

                    (iii)   The   aggregate   number  of  Shares  of  which  Mr.
Druckenmiller may be deemed the beneficial owner is 7,106,000 (approximately 8.31% of the total number of Shares outstanding). This number consists of (A) 6,094,000 Shares held for the account of Quantum Partners and (B) 1,012,000 Shares held for the accounts of the Duquesne LLC Clients.

                    (iv) The aggregate number of Shares of which Duquesne LLC may be deemed the beneficial owner is the 1,012,000 Shares (approximately 1.18% of the total number of Shares outstanding) held for the accounts of the Duquesne LLC Clients.

                    (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 6,094,000 Shares held for the account of Quantum Partners.

                                                              Page 9 of 18 Pages

                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the position held by Mr. Soros with SFM LLC, Mr.Soros may be deemed to have shared power to direct the voting and disposition of the 6,094,000 Shares held for the account of Quantum Partners.

               Mr. Soros has the sole power to vote and dispose of the 345,000 Shares held for his account.

               By virtue of his position as a general partner of Lupa and the fact that Paul Soros, the other general partner of Lupa, does not normally exercise voting and dispositive power over the investments held for the account of Lupa, Mr. Soros may be deemed to have sole power to direct the voting and disposition of the 345,000 Shares held for the account of Lupa.

                    (iii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and the position held by Mr. Druckenmiller with SFM LLC, Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 6,094,000 Shares held for the account of Quantum Partners.

               As a result of the position held by Mr. Druckenmiller with Duquesne LLC, Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 1,012,000 Shares held for the accounts of the Duquesne LLC Clients.

                    (iv) Pursuant to contracts with the Duquesne LLC Clients, Duquesne LLC may be deemed to have the sole power to direct the voting and disposition of securities held for the accounts of the Duquesne LLC Clients, including the 1,012,000 Shares held for the accounts of the Duquesne LLC Clients.

               (c) (i) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions for the accounts of Mr. Soros, Quantum Partners and Lupa, with respect to the Shares, since December 19, 1996, the date of the last filing on Schedule 13D.

                    (ii) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, and on Annex B attached hereto, there have been no transactions for the accounts of the Duquesne LLC Clients, with respect to the Shares, since November 2, 1996 (60 days prior to the date hereof).

               (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Lupa in accordance with their partnership interests in Lupa.

                    (iii) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for their accounts.

                    (iv) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for his personal account.

               (e) Not applicable.

               SFM LLC expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients. Mr. Soros expressly disclaims

                                                             Page 10 of 18 Pages

beneficial ownership of any Shares not held directly for his account, the accounts of the SFM Clients and Lupa. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients and the Duquesne LLC Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares not held for the accounts of the Duquesne LLC Clients.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, Lupa, Quantum Partners, other SFM Clients and/or Duquesne LLC Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons, Lupa, Quantum Partners and the other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC.

                                                             Page 11 of 18 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                  SOROS FUND MANAGEMENT LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                        By:  /S/ MICHAEL A. SHAY
                                             ----------------------------------
                                             Michael A. Shay
                                             Vice President

                                                             Page 12 of 18 Pages

                                     ANNEX A



               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                Scott K. H. Bessent
                                  Walter Burlock
                                Jeffrey L. Feinberg
                                   Arminio Fraga
                                  Gary Gladstein
                                 Robert K. Jermain
                                  David N. Kowitz
                                Alexander C. McAree
                                   Paul McNulty
                               Gabriel S. Nechamkin
                                    Steven Okin
                                   Dale Precoda
                                Lief D. Rosenblatt
                                  Mark D. Sonnino
                              Filiberto H. Verticelli
                                  Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                             Page 13 of 18 Pages


                                     ANNEX B

                    RECENT TRANSACTION IN THE COMMON STOCK OF
                              ROWAN COMPANIES, INC.


                                  Date of             Nature of
For the Account of              Transaction          Transaction        Number of Shares      Price Per Share
------------------              -----------          -----------        ----------------      ---------------

Duquesne LLC                     12/11/96                BUY                 10,800               20.866

                                 12/11/96                BUY                  8,300               20.781

                                 12/11/96                BUY                  2,500               20.866

                                 12/11/96                BUY                  1,900               20.781

                                 12/11/96                BUY                 12,700               20.866

                                 12/11/96                BUY                  9,800               20.781

                                 12/12/96                BUY                  1,100               21.454

                                 12/12/96                BUY                  1,000               21.385

                                 12/12/96                BUY                  1,100               21.625

                                 12/12/96                BUY                  4,100               22.000

                                 12/12/96                BUY                 10,100               21.657

                                 12/12/96                BUY                    200               21.454

                                 12/12/96                BUY                    200               21.385

                                 12/12/96                BUY                    200               21.625

                                 12/12/96                BUY                  1,000               22.000

                                 12/12/96                BUY                  2,300               21.657

                                 12/12/96                BUY                  1,300               21.454

                                 12/12/96                BUY                  1,200               21.385

                                 12/12/96                BUY                  1,200               21.625

                                 12/12/96                BUY                  4,900               22.000

                                 12/12/96                BUY                 11,800               21.657

                                 12/13/96                BUY                  6,300               21.667

                                 12/13/96                BUY                  2,100               21.125

                                 12/13/96                BUY                  6,100               21.013

                                 12/13/96                BUY                  1,400               21.667

                                 12/13/96                BUY                    500               21.125

                                 12/13/96                BUY                  1,400               21.013


                                                             Page 14 of 18 Pages

Duquesne LLC                     12/13/96                BUY                  7,300               21.667

                                 12/13/96                BUY                  2,400               21.125

                                 12/13/96                BUY                  7,100               21.013


                                                             Page 15 of 18 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                      ----------

A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C.
     Neus................................................................ 15

B. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C.
     Neus................................................................ 16

C.   Joint Filing  Agreement  dated January 1, 1997 by and among Soros
     Fund   Management   LLC,  Mr.  George  Soros,   Mr.   Stanley  F.
     Druckenmiller      and      Duquesne      Capital      Management,
     L.L.C............................................................... 17